UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Hudson Global, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

443787106

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 102

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787106

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		138,153*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

138,153*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

138,153*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

* Excludes 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

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CUSIP No. 443787106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Hudson Global, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut 06870.

Item 2.	Identity and Background.

(a)       This statement is filed by Jeffrey E. Eberwein. Mr. Eberwein is referred to as the Reporting Person.

(b)       The address of the principal office of the Reporting Person is 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut 06870.

(c)       The principal occupation of Mr. Eberwein is serving as the Chief Executive Officer and as a director of the Issuer.

(d)       Mr. Eberwein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as set forth herein, Mr. Eberwein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On February 14, 2017, the Securities and Exchange Commission (“SEC”) issued an order (Securities Exchange Act Release No. 80038) (the “Order”) relating to allegations that certain groups of investors failed to properly disclose ownership information during a series of five campaigns to influence or exert control over microcap companies. The Order alleged violations of Section 13(d)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-1 thereunder, Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) thereunder and Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder by Mr. Eberwein and a hedge fund adviser headed by him, Lone Star Value Management, LLC (“Lone Star”), a mutual fund adviser and another investor. Without admitting or denying the findings, they consented to the Order and agreed to cease and desist from committing any violations of the above-referenced Exchange Act provisions and civil penalties of $90,000 for Mr. Eberwein, $120,000 for Lone Star, $180,000 for the mutual fund advisor and $30,000 for the other investor. On February 24, 2020, the SEC issued an order (Securities Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that Lone Star failed to properly disclose certain specific transactions in advance and obtain client consent for these transaction prior to their completion and that Lone Star failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and Lone Star. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for Lone Star to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for Lone Star.

(f)       Mr. Eberwein is a citizen of the United States of America.

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CUSIP No. 443787106

Item 3.	Source and Amount of Funds or Other Consideration.

The 138,153 Shares beneficially owned by Mr. Eberwein were acquired via a combination of purchases with personal funds in the open market and a pro rata in-kind distribution from certain funds managed by Mr. Eberwein. Such Shares excludes 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in Shares up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

The aggregate purchase price of the 138,153 Shares purchased in the open market is approximately $4,166,141, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On December 14, 2020, Mr. Eberwein entered into a Purchase Trading Plan (the “Trading Plan”) with Clear Street, LLC (the “Broker”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

Mr. Eberwein is Chief Executive Officer and a director of the Issuer.  Except in Mr. Eberwein’s capacity as an officer and a director of the Issuer, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,687,567 Shares outstanding as of April 23, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 filed with the SEC on May 7, 2021.

A.	Mr. Eberwein
(a)	As of the close of business on May 24, 2021, Mr. Eberwein beneficially owned 138,153 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 138,153
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 138,153
4. Shared power to dispose or direct the disposition: 0

(c)	Schedule A annexed hereto lists all transactions in the Shares of the Issuer by Mr. Eberwein during the past sixty (60) days. All of such transactions were effected in the open market pursuant to the Trading Plan.
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CUSIP No. 443787106

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2020, Mr. Eberwein entered into the Trading Plan. The Trading Plan allows for the purchase of up to an aggregate of 150,000 Shares by the Broker on behalf of Mr. Eberwein. Shares purchased pursuant to the Trading Plan may only be purchased in accordance with trading requirements adopted by Mr. Eberwein, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Trading Plan is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Purchase Trading Plan, dated December 14, 2020.

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CUSIP No. 443787106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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CUSIP No. 443787106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)[1]	Date of Purchase / Sale

500	17.93[2]	3/25/2021
500	17.53[2]	3/26/2021
100	17.02	3/29/2021
500	17.40[3]	3/30/2021
500	17.39[3]	3/31/2021
500	16.63[3]	4/01/2021
500	16.88[4]	4/05/2021
500	16.82[4]	4/07/2021
500	17.78[5]	4/08/2021
500	18.17[5]	4/09/2021
500	17.99[5]	4/12/2021
500	17.76[6]	4/13/2021
500	17.35[6]	4/14/2021
428	17.64[7]	4/16/2021
500	17.48[7]	4/19/2021
500	17.03[7]	4/20/2021
500	17.21[8]	4/21/2021
500	17.34[8]	4/23/2021
500	17.58	4/26/2021
500	18.10[9]	4/27/2021
500	18.14[9]	4/28/2021
500	18.23[10]	4/29/2021
500	17.70	4/30/2021
500	18.36[10]	5/03/2021
500	18.30[11]	5/04/2021
500	17.99[11]	5/05/2021
500	18.00	5/06/2021
500	18.19[12]	5/07/2021
500	18.98[12]	5/10/2021
500	18.44[12]	5/11/2021
500	18.65	5/12/2021
500	18.69[13]	5/13/2021
500	17.88	5/14/2021
500	17.53[14]	5/17/2021
500	17.95[14]	5/18/2021
500	17.99[15]	5/20/2021
500	17.84[15]	5/21/2021
500	18.50[15]	5/24/2021

1 The prices reported in this column are a weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price such shares were purchased.

2 These shares were purchased in multiple transactions at prices ranging from $17.52 to $17.94, inclusive.

3 These shares were purchased in multiple transactions at prices ranging from $16.55 to $17.80, inclusive.

4 These shares were purchased in multiple transactions at prices ranging from $16.65 to $16.90, inclusive.

5 These shares were purchased in multiple transactions at prices ranging from $17.76 to $18.20, inclusive.

6 These shares were purchased in multiple transactions at prices ranging from $17.28 to $17.81, inclusive.

7 These shares were purchased in multiple transactions at prices ranging from $16.98 to $17.84, inclusive.

8 These shares were purchased in multiple transactions at prices ranging from $17.17 to $17.49, inclusive.

9 These shares were purchased in multiple transactions at prices ranging from $17.97 to $18.21, inclusive.

10 These shares were purchased in multiple transactions at prices ranging from $18.01 to $18.49, inclusive.

11 These shares were purchased in multiple transactions at prices ranging from $17.95 to $18.31, inclusive.

12 These shares were purchased in multiple transactions at prices ranging from $17.90 to $19.00, inclusive.

13 These shares were purchased in multiple transactions at prices ranging from $18.65 to $18.70, inclusive.

14 These shares were purchased in multiple transactions at prices ranging from $17.51 to $17.99, inclusive.

15 These shares were purchased in multiple transactions at prices ranging from $17.75 to $18.94, inclusive.